SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
DCP MIDSTREAM PARTNERS, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
23311P100
(CUSIP Number)
Michael S. Richards
370 17th Street, Suite 2775
Denver, Colorado 80202
Tel: (303) 633-2900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 2, 2007
August 29, 2007
February 18, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: ☐
(Continued on following pages)

CUSIP No.	23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC 76-0632293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		4,675,022 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

4,675,022 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,675,022 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% of Common Units (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

(1)	DCP LP Holdings, LLC is the beneficial owner of these Common Units. See Item 3.

(2)	Excludes Subordinated Units representing limited partner interests in the Partnership (“Subordinated Units”), which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-128378), incorporated herein by reference.

CUSIP No.	23311P100

1	NAMES OF REPORTING PERSONS DCP LP Holdings, LLC 20-3866263

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		4,675,022 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

4,675,022 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

4,675,022 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% of Common Units (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

(1)	DCP Midstream, LLC may be deemed to beneficially own these Common Units. See Item 3.

(2)	Excludes Subordinated Units, which are not registered under Section 12 of the Exchange Act.

Item 1. Security and Issuer
     This schedule relates to the common units representing limited partner interests (the “Common Units”) of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 370 17th Street, Suite 2500, Denver, Colorado 80202.
Item 2. Identity and Background
     (a) Name of Persons Filing this Statement:
(1)	DCP Midstream, LLC, (“Midstream”), a limited liability company formed under the laws of the State of Delaware, serves as the managing member of Holdings (as defined herein). Midstream owns 100% of DCP Midstream GP, LLC, the general partner to the general partner of the Partnership.

(2)	DCP LP Holdings, LLC, a limited liability company formed under the laws of the State of Delaware (“Holdings” and, together with Midstream, the “Reporting Persons”).
     (b) Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.
     (c) Present Principal Occupation or Principal Business:
(1)	The principal business of Midstream is natural gas gathering, processing and transportation.

(2)	The principal business of Holdings is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act.
     Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Midstream (the “Listed Persons”) follows:
Board of Directors and Executive Officers of Midstream

	Principal
	Business/Principal		Principal Occupation /	Amount Beneficially
Name	Office Address	Position	Employment	Owned
Thomas C O’Connor	*	Director, Chairman	**	0
		of the Board and
		Chief Executive
		Officer

	Principal
	Business/Principal		Principal Occupation /	Amount Beneficially
Name	Office Address	Position	Employment	Owned

Brent L. Backes	*	Group Vice	**	5,001	***
		President, General
		Counsel and
		Corporate Secretary

Mark A. Borer	*	Group Vice	**	33,001	***
		President, DCP
		Midstream Partners,
		LP

Richard A. Cargile	*	Group Vice	**	9,600	***
		President,
		Environmental
		Health and Safety,
		Operations and
		Technical Services

Christopher A. Lewis	*	Group Vice	**	0
		President, Human
		Resources and
		Public Affairs

Rose M. Roberson	*	Group Vice	**	5,001	***
		President and Chief
		Financial Officer

William S. Waldheim	*	Group Vice	**	10,600	***
		President,
		Commercial

Gregory L. Ebel	*	Director	**	0

Fred J. Fowler	*	Director	**	1,000	***

Willie C. W. Chiang	*	Director	**	0

Sigmund L. Cornelius	*	Director	**	0

*	The principal business address and principal office address of the executive officers and directors listed above is 370 17th Street, Suite 2500, Denver, Colorado 80202.

**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.

***	Less than 1%.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Midstream serves as the managing member of Holdings and, as such, may be deemed to beneficially own the Common Units held by that entity.
     On July 2, 2007, the Partnership issued 620,404 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with Midstream’s contribution of certain equity interests to affiliates of the Partnership.
     On July 2, 2007, due to changes in certain New York Stock Exchange regulations, 200,312 Class C Units, issued in November 2006 as partial consideration for the contribution of certain equity interests to the Partnership, converted into 200,312 Common Units.
     On August 29, 2007, the Partnership issued 275,735 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with the acquisition of certain equity interests from an affiliate of Midstream.
     Due to the satisfaction of certain subordination tests described in the Registration Statement on Form S-1 (File No. 333-128378) incorporated herein by reference (the “Registration Statement”), and in the Partnership’s Second Amended and Restated Limited Partnership Agreement dated as of November 1, 2006 (incorporated by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006), which is incorporated herein by reference (the “Partnership Agreement”),on February 18, 2008, 50% of the subordinated units representing limited partner interests of the Partnership (the “Subordinated Units”) then held by Holdings (or 3,571,428 Subordinated Units) converted into 3,571,428 Common Units.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The remaining Subordinated Units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
     (b) None.
     (c) None.
     (d) None.

     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a)	(1)	Holdings is the record and beneficial owner of an aggregate of 4,675,022 Common Units and 3,571,429 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement. These holdings represent 22.9% of the Common Units, all of the Subordinated Units and 34.4% of all outstanding Common and Subordinated Units.
(2)	Midstream does not directly own any units. In its capacity as the managing member of Holdings, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 4,675,022 Common Units and 3,571,429 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement. These holdings represent 22.9% of the Common Units, all of the Subordinated Units and 34.4% of all outstanding Common and Subordinated Units.

(3)	Please see the information in Item 2 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The executive officers and members of the board of directors of Midstream, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by Holdings, subject to certain exceptions.
     (c) On February 18, 2008, 50% of the then outstanding Subordinated Units converted into Common Units, due to the satisfaction of the conditions described in the Partnership Agreement. Other than this conversion, which is described in Item 3 hereof, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units and Subordinated Units acquired by the Reporting Persons on or after December 7, 2005 were acquired in private placements and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4.1:	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 10.1:	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2008	DCP LP HOLDINGS, LLC

	By:	DCP Midstream, LLC, its managing member

	By:	/s/ Brent L. Backes

	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2008	DCP MIDSTREAM, LLC

	By:	/s/ Brent L. Backes

	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit 4.1:	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 10.1:	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008.